EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Income from continuing operations before income taxes	$56,309	$56,437	$214,012	$227,719
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	1,227	536	1,107	1,352
Amortization of capitalized interest	409	310	987	918
Interest expense	10,698	11,704	30,422	37,487
Interest portion of rental expense	1,572	1,126	4,643	3,223

Earnings	$70,215	$70,113	$251,171	$270,699

Interest	$12,794	$12,775	$35,227	$39,699
Interest portion of rental expense	1,572	1,126	4,643	3,223
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$14,366	$13,901	$39,870	$42,922

Ratio of Earnings to Fixed Charges	4.89	5.04	6.30	6.31